DALA PETROLEUM CORP.

112 Loraine South, Suite 266

Midland, Texas  79701

September 11, 2014

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: John Reynolds, Assistant Director

Re: Dala Petroleum Corp. (f/k/a Westcott Products Corporation) Registration Statement on Form S-1, File NO. 333-197610

Dear Mr. Reynolds:

The Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m. EST on Friday, September 12, 2014. The Company also requests a copy of the written order verifying the effective date.

The Company acknowledges that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

Sincerely,

DALA PETROLEUM CORP.

By /s/ E. Will Gray II

E. Will Gray II, Chief Executive Officer